Mail Stop 4561

June 12, 2008

Daniel P. McHugh
Chief Financial Officer
The Student Loan Corporation
750 Washington Blvd.
Stamford, Connecticut 06901

      **Re:    The Student Loan Corporation**
            **Form 10-K for the Fiscal Year Ended December 31, 2007**
            **Form 10-Q for the Quarterly Period Ended March 31, 2008**
            **File No.  1-11616**

Dear Mr. McHugh:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Angela Connell
      Reviewing Accountant